SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem

CORPORATE POLICY

GLOBAL RISK MANAGEMENT POLICY

1. OBJECTIVE	3
2. SCOPE	3
3. REFERENCES	3
4. ASSIGNMENTS AND RESPONSABILITIES	3
4.1 BOARD OF DIRECTORS (“Board or BoD”)	3
4.2 COMPLIANCE AND STATUTORY AUDIT COMMITTEE (“CCAE”)	4
4.3 ADVISORY COMMITTEES	4
4.4 INTERNAL AUDIT	4
4.5 BRASKEM’S BUSINESS LEADER (“LN-Braskem”)	4
4.6 ENTREPRISE RISK MANAGEMENT TEAM (R-Compliance)	5
4.7 BUSINESS OR SUPPORT TEAM	5
4.8 RISK EVALUATOR	5
4.9 RISK OWNER	6
5. POLICY	6
5.1 GENERAL PRINCIPLES	6
5.2 ENTERPRISE RISK MANAGEMENT PROCESS	6
5.3 Application of the Enterprise Risk Management methodology outside the scope of the Enterprise Risk assessment process	10
6. ROLE OF THE THREE DEFENSE LINES IN THE RISK MANAGEMENT PROCESS	11
7. Miscellaneous	12
DEFINITIONS	13

1.	OBJECTIVE

This Policy aims to establish and direct the governance and methodology for Enterprise Risk Management, as well as the annual process that covers the stages for establishing the context, identification, assessment, prioritization, treatment, communication and monitoring of Risks to which Braskem is exposed in the performance of its activities.

The Risk Management process is part of Braskem’s Planning Cycle, proposed in the Action Program (“PA”) by the Company’s Leaders.

2.	SCOPE

This Policy is applicable to Braskem S.A. and to all its Subsidiaries and Subsidiaries with the Participation of External Partners, both in Brazil and abroad, as well as to all its Team Members.

Subsidiaries with the Participation of External Partners may approve their own policies, in compliance with local governance and legislation, provided that Braskem’s governance and the principles set forth in this Policy are observed and that there is no contradiction with its guidelines.

3.	REFERENCES
•	Braskem’s Bylaws;
•	ISO 31000:2018 – Risk Management Guidelines;
•	COSO ERM:2017 – Enterprise Risk Management - Integrating with Strategy and Performance; and
•	Enterprise Risk Management: evolution in Governance and strategy/Brazilian Institute of Enterprise Governance. São Paulo, SP: IBGC, 2017. (Enterprise Governance Notebook series).

4.	ASSIGNMENTS AND RESPONSABILITIES

4.1     BOARD OF DIRECTORS (“Board or BoD”)

•	Resolve on the Risk Management Policy and review it every two years or more frequently, if necessary;
•	Resolve on the approach and methodology to be applied to assess the Company’s Risk Exposure, reflected in the Global Enterprise Risk Map and review it every two years or more frequently, if necessary;
•	Resolve, annually, on the Impact and Probability scales for Risk assessment;
•	Approve criteria and limits used for prioritization to be reflected in the Global Enterprise Risk Map and review them every two years or more frequently, if necessary;

•	Annually approve the Global Enterprise Risk Map; and
•	Monitor the implementation and progress of the Priority Risk Treatment Plans under the responsibility of the BoD, defined annually in the Global Enterprise Risk Map, to reduce Risk Exposure.

4.2     COMPLIANCE AND STATUTORY AUDIT COMMITTEE (“CCAE”)

•	Evaluate, prior to resolution by the BoD, the proposed alterations to the Risk Management Policy;
•	Evaluate, prior to the Body’s resolution, the approach and methodology to be applied to assess the Company’s Risk Exposure, which is reflected in the Global Enterprise Risk Map;
•	Evaluate, prior to resolution by the BoD, the Impact and Probability scales for Risk assessment;
•	Evaluate, prior to resolution by the BoD, the criteria and limits used for prioritization, to be reflected in the Global Enterprise Risk Map;
•	Evaluate, prior to resolution by the Board, the Global Enterprise Risk Map;
•	Evaluate and carry out an effective and permanent monitoring of the Risk Exposure, including the Global Enterprise Risk Map and the Treatment Plans, the compliance system, the internal controls systems and compliance with laws, rules and regulations, as well as with the Company’s Policies;
•	Monitor the treatment of priority risks in the Global Enterprise Risk Map; and
•	Supervise the quality and integrity of the works and suitability of the Compliance team activities, including Internal Controls, Compliance, Risk Management and Internal Audit.
4.3	ADVISORY COMMITTEES
•	Evaluate the Priority Risk Treatment Plans within its competence, under the terms of their respective Internal Regulations, and as defined in the Global Enterprise Risk Map.
4.4	INTERNAL AUDIT
•	Carry out objective and independent assessments, as well as recommend necessary improvements to the Enterprise Risk Management processes and ensure their effectiveness;
•	Use the Enterprise Risk Map to define the Annual Internal Audit Plan; and
•	Incorporate, in the Internal Audit work, the analysis of the risks relevant to the audited process, based on the Enterprise risk dictionary.

4.5     BRASKEM’S BUSINESS LEADER (“LN-Braskem”)

•	Ensure the participation of leaders in the Enterprise Risk Management processes;
•	Incorporate, in the Vice-Presidents’ Action Program, goals that guarantee the engagement of leaders with the treatment of Priority Risks;
•	Evaluate, before the CCAE, any proposal to change the Risk Management Policy;

•	Evaluate, before the CCAE, criteria for the approach and methodology to be applied in the assessment of the Company’s Risk Exposure, reflected in the Global Enterprise Risk Map;
•	Evaluate, before the CCAE, criteria and limits to be used in the prioritization process and that are reflected in the Global Enterprise Risk Map; and
•	Evaluate, before the CCAE, the final result of Braskem’s Global Enterprise Risk Map.

4.6     ENTREPRISE RISK MANAGEMENT TEAM (R-Compliance)

•	Propose to the BoD, after analysis by LN-Braskem and recommendation by the CCAE, criteria for the approach and methodology to be applied in the assessment of the Company’s Risk Exposure, reflected in the Global Enterprise Risk Map;
•	Propose to the BoD, after analysis by LN-Braskem and recommendation by the CCAE, necessary changes in the impact and probability scales for the assessment of Risks;
•	Propose to the BoD, after analysis by LN-Braskem and recommendation by the CCAE, the criteria and limits used for prioritization, to be reflected in the Global Enterprise Risk Map, and their revision, when necessary;
•	Propose to the BoD, after analysis by LN-Braskem and recommendation by the CCAE, the Global Enterprise Risk Map;
•	Train the leaders and teams involved in Risk Management, in order to strengthen the Risk Management culture at Braskem;
•	Coordinate and monitor the process of identifying, evaluating and prioritizing Risks, ensuring the application of the Risk Management methodology and providing support to the different business areas;
•	Ensure the identification of Risk Owners and Risk Evaluators; and
•	Permanently monitor Risk Exposure together with leaders, as well as the status of priority Risk Treatment Plans.
4.7	BUSINESS OR SUPPORT TEAM
•	Participate in the following stages of the Risk Management process: identification, assessment and prioritization of Risks;
•	Use the Risk Management methodology to assess Risks in internal processes and/or projects, as well as in the creation of new businesses, strategic projects, startups and new ways of generating value for the Company;
•	Identify Risk Owners and Risk Evaluators; and
•	Participate in the review of impact and probability criteria.
4.8	RISK EVALUATOR
•	Participate in the identification of new Risks and updating of the Enterprise Risks dictionary;
•	Actively participate in the process of analysis and assessment of Enterprise Risks; and
•	Inform the Enterprise Risk Management Team of possible changes in the Risk classification.

4.9	RISK OWNER
•	Define and coordinate the implementation of Priority Risk Treatment Plans together with the areas involved, if any;
•	Present, according to the demands of the Enterprise Risk Management team, the status of the Treatment Plans associated with the priority risks for monitoring by the competent Advisory Committee and by the BoD, when necessary; and
•	Define and implement indicators that make it possible to monitor Priority Risks.

5.	POLICY
5.1	GENERAL PRINCIPLES

Risk Management is a cyclical and continuous process used to identify, understand and respond to Risks that may impact the achievement of established objectives. It aims to ensure that those responsible for decision-making have timely access to sufficient information regarding the Risks to which the Company is exposed, increasing the Probability of achieving its objectives and reducing the Risks to acceptable levels. It also seeks to preserve the shareholders’ tangible and intangible assets, the safety of people and the integrity of the environment and communities, through the improvement of decision-making processes, as well as the adequate treatment of Risks and negative impacts arising from their materialization.

5.2	ENTERPRISE RISK MANAGEMENT PROCESS

Braskem’s Risk Management process was defined mainly based on the rules and documentation mentioned in section 3 “References”, with adaptations to Braskem’s specificities and organizational culture.

The main goals of the process are:

•	Involve all Company Team Members in the different stages of the process;
•	Standardize concepts and practices in order to measure Risk Exposure from a single perspective;
•	Provide information for decision making;
•	Provide decision-makers with timely access to information regarding the Risks to which they are exposed; and
•	Ensure the proper treatment of the Risks and negative Impacts of their materialization, as well as the improvement of processes.

5.2.1 Establishing the Context

At this stage, the Enterprise Risk Management Team understands the internal and external environment in which the Company operates:

a)	Understanding the Company’s strategic objectives and planning cycle, as well as new businesses that may arise or new activities that involve uncertainties;
b)	Understanding the business environment through reports and studies related to the industry and external factors, such as cultural/social, political/economic, technological, regulatory and/or natural factors;
c)	Definition/alignment of Risk Exposure and Risk prioritization criteria, establishing clear criteria for assertive decision-making, aligned with business objectives and strategies; and
d)	Review and update of the Impact and Probability Scales in order to ensure consistency with the Company’s advances and any changes in the business environment.

The Enterprise Risk Management Team responsible for the “Establishing the Context” stage with the business areas, as well as seeking the necessary references to identify external factors. The Enterprise Risk Management Team also responsible for conducting the process of reviewing the Impact and Probability Scales.

5.2.2 Identifying Risks

The main objective of the identification step is to define and update the Enterprise Risk Dictionary. From meetings and interviews with different business areas, as well as trend analysis and reports from specific consultancy firms, new Risks can be identified and/or revised to keep the Enterprise Risk Dictionary up to date.

Enterprise Risks are classified into the following categories:

Strategic Risks	Risks associated with the Company’s strategic decisions to achieve its business objectives, key issues that represent Braskem’s values. Also associated with this category are the main risks associated with macroeconomic and political decisions, events or conditions that could significantly affect profitability or expected value.
Operating Risks	Risks arising from the routine operation of processes and systems and risks arising from the lack of consistency and adequacy of operations control, control failures or resource management. Also associated with this category are the main risks related to cyber-attacks, data leakage, obsolescence of systems that support administrative and operational processes.
Financial Risks	Risks associated with the necessary decisions, as defined in the financial policy, usually subdivided into: market (e.g. interest rate), credit (e.g. counterparty) and liquidity (e.g. mismatch between assets and liabilities), as well as risks associated with the compliance with financial regulations applicable to the Company.
Regulatory Risks Regulatory Risks	Risks associated with the regulatory environment, resulting from non-compliance with laws, adaptation to new regulations, periodic monitoring by regulatory agencies and entities, as well as misconduct in relation to internal procedures and the Compliance program. Also associated with this category are regulatory risks arising from the exposure of operations to impacts on the environment, either by the extraction of natural resources or by the effect caused by production processes.

It is the responsibility of the “Risk Evaluator” and the “Risk Owner” to inform the Risk Management team of the existence of new risks in their processes. The Enterprise Risk Management Team responsible for updating the Enterprise Risk Dictionary.

5.2.3 Risk Analysis and Assessment

In the analysis and assessment stage, the appreciation and understanding of the causes and Risk factors, as well as the potential negative consequences are carried out. Risk Evaluators must assess the residual risk through the Impact and Probability scales, previously approved by the BoD, and considering their area of activity:

Probability:

It is the qualitative and/or quantitative assessment of the possibility of the event occurring in a certain future time horizon, considering the experience and perception of each Risk Evaluator, however, whenever possible and applicable, it will also consider historical data of events.

Risk Impact:

It is the assessment of the consequence on the potential materialization of the risk, considering the negative effects for the Company. This criterion must be applied through the following vectors: Financial, Image and Reputation, Organizational Climate, Interruption of the Production Process, Safety of Industrial Process, Environment, Unavailability of Systems, Social Context, Regulatory Context and External Audit.

The result of the Risk assessment, defined from the combination of Probability and Impact, is graphically represented on Braskem’s Global Enterprise Risk Map/Global Heat Map.

It is the responsibility of the “Risk Evaluator” to carry out the analysis and assessment process, in addition to keeping the Enterprise Risk Management team informed about any changes in the Risk classification.

5.2.4 Prioritization of Risks

The purpose of this stage is to assist management in decision-making on the direction and prioritization of the necessary initiatives to respond to the main threats to which the Company is exposed. The result of the risk assessment indicates the need to prioritize treatment. Each Vice-Presidency receives a specific Global Enterprise Risk Map and, subsequently, a consolidated risk view is generated, which is discussed with LN-Braskem, CCAE and approved by the BoD, in order to obtain the Global Enterprise Risk Map.

It is the responsibility of Risk Evaluators, Risk Owners, Vice Presidents and LN-Braskem to participate in the Risk prioritization process.

5.2.5 Risk Treatment

It involves the selection of one or more options to reduce exposure to the Risks identified in the previous phases. It may be necessary for the Company to decide to implement compensatory measures or controls, until a definitive solution is implemented. Once the measures are implemented, Risk treatment reduces residual exposure, generating a more robust and transparent environment.

Alternatives for Risk Treatments:

a)	Avoid Risk: It is the elimination of the process or action that generates the Risk Exposure. The Company may adopt measures to avoid certain actions that are not within the acceptable Risk Exposure;
b)	Reduce Risk: It is about creating controls or barriers that minimize the potential Risk Exposure, which can influence both the reduction of Impact and the Probability of occurrence
c)	Transfer Risk: This alternative makes it possible to continue with the Risk Exposure, but with the guarantee that, if it materializes, the financial responsibility or response to damages will be shared with third parties. In order to apply this treatment strategy, the involvement of the Enterprise Insurance Team is mandatory;

d)	Accept Risk: This option tries to continue operating with the current Risk Exposure, accepting a possible materialization. In case of adoption of this strategy, it must be communicated to the BoD, in order to provide transparency on the reasons that lead management to select this alternative.

Additionally, the Company has a management process to deal with Risks that generate business interruption, establishing a business continuity plan and/or structured action for crisis management.

It is the responsibility of the “Risk Owner” to identify Treatment Plans, as well as to keep the Enterprise Risk Management Team informed about the progress of the treatment alternatives indicated to reduce Risk Exposure.

The Enterprise Risk Management Team responsible for monitoring and registering the Treatment Plans with the Risk Owners, as well as for establishing a reporting schedule together with the BoD and its Advisory Committees.

5.2.6 Communications and Consultancy

Its premise is the implementation of continuous and interactive processes that make it possible to provide, share or obtain information, in addition to involving Braskem in the dialogue with interested parties about the general situation of Risks and the measures taken by the Company. Its objective is to make prevention, detection and treatment actions effective.

5.2.7 Monitoring and Critical Analysis

Risk monitoring aims to assess the effectiveness of the Risk Management process and defined Treatment Plans, through continuous management activities and/or independent assessments. It also seeks to ensure correct operation and identify opportunities for improvement and synergy.

It consists of continuous verification, supervision and critical observation in order to identify changes in the required or expected level of performance.

The Enterprise Risk Management Team responsible for monitoring the progress of action plans that minimize the Company’s Risk Exposure.

5.3	Application of the Enterprise Risk Management methodology outside the scope of the Enterprise Risk assessment process

For cases in which new businesses, strategic projects, startups and new ways of generating value for the Company are being analyzed, it is necessary to apply the Enterprise Risk Management methodology in order to identify different Risks generated by these new initiatives.

Additionally, and with the support of the Enterprise Risk Management Team, the appropriate Impact and Probability criteria must be defined for each case and an analysis and assessment of the Risks must be carried out, in order to prioritize treatment actions, as well as report to the suitable levels.

The results can be consolidated in the Global or Regional Enterprise Risk Map, according to criteria to be discussed with the Enterprise Risk Management Team.

6.	ROLE OF THE THREE DEFENSE LINES IN THE RISK MANAGEMENT PROCESS

Risk management is the primary responsibility of the Business Teams and the Company’s Management, so that the process of identifying, evaluating, prioritizing and treating Risks, capable of preventing, identifying, and remedying vulnerabilities in their strategic, managerial, and operational actions must be carried out by the leaders of each business team. Risk management is typically strongest when there are three separate and clearly identified defense lines. Braskem’s Compliance Program is based on the concept of three defense lines, described below:

1st defense lines –carried out by the managers of the business teams and those directly responsible for the processes: it includes the functions that manage and are responsible for the risks. Responsible for implementing preventive and corrective actions to resolve deficiencies in processes and controls. Responsible for identifying, evaluating, controlling and treating Risks;

2nd defense lines - carried out by Compliance managers (Compliance, Risk Management and Internal Controls): it includes the functions that monitor the integrated view of risks. It provides structured processes, tools and methodologies to support the first line of defense in the identification, assessment, monitoring and communication of risks, as well as assistance in following up on Priority Risk Treatment Plans. It also supports the identification of new risk factors, evaluates and monitors controls and Treatment Plans; and

3rd defense lines - carried out by Internal Audit: it objectively and independently assesses processes and controls, verifying their effectiveness and compliance.

The following figure addresses the concept used by Braskem’s Compliance program:

7.	Miscellaneous

Team Members are responsible to know and understand all Normative Documents applicable to them. Similarly, Leaders are responsible to ensure that all of their Team Members understand and abide by the applicable Normative Documents of the Company.

Team Members who have questions or concerns about this Policy, including the scope, terms, or obligations of this document, should contact their respective Leaders and, if necessary, the Enterprise Risk Management team.

Violations of any of the Company’s Normative Documentation can result in serious consequences to Braskem and the Team Members involved. Therefore, failure to follow this Policy or to report a known violation thereof may result in disciplinary action for any Team Member(s) involved.

Board of Directors of Braskem S.A.

DEFINITIONS

“Board”: Leaders with executive decision-making delegation, including LN-Braskem, Vice-Presidents and Leaders of the Dynamic Organization or Small Business.

“Risk Evaluator”: Member responsible for assessing enterprise risk due to their attributions in the company and/or their knowledge and experience of the process.

“Braskem” or “Company”: Braskem S.A. and all its Subsidiaries and Subsidiaries with the Participation of External Partners in Brazil and abroad.

“BoD” or “Board”: Board of Directors of Braskem S.A.

“Compliance and Statutory Audit Committee” or “CCAE”:  Compliance and Statutory Audit Committee of the Board of Directors.

“Advisory Committees”:  constituted by the BoD’s resolution, which shall set forth their respective scopes and expected results. The Committees analyze matters to support the BoD’s resolutions in relation to the topics contained in its Internal Regulations, not having a resolutive character.

“Enterprise Risk(s) Dictionary”: information base that concentrates and standardizes the description of Risks, as well as their categories and subcategories.

“Risk Owner”: Member responsible for identifying and implementing priority risk Treatment Plans, seeking to minimize Risk Exposure.

“Risk Exposure”: result of the combination of probability and impacts that indicates the maximum level to which the Company is willing to expose itself.

“Risk Impact”: qualitative and/or quantitative assessment of the effect or consequence on the Company of the materialization of Risk. Impact assessment can be based on multiple tangible or intangible criteria.

“Member” or “Team Member”: employees/workers that work at Braskem in all levels, including executives, directors, officers, interns, and apprentices (as applicable to the geographic locations).

“LN-Braskem”: Business Leader of Braskem.

“Enterprise Risk Map” or “Heat Map”: graphical representation of the Risk Exposure, to demonstrate the combination of Impact versus Probability. Used to demonstrate the prioritization of Residual Risks and the need for a Treatment Plan, which can be regional or global. The Regional Enterprise Risk Map refers to Enterprise risks in a given region, while the Global Enterprise Risk Map refers to all of Braskem’s risks, consolidated from the Regional Enterprise Risk Maps.

“Treatment Plan”: set of measures adopted to reduce the Impact and/or Probability of Risk materialization to a level that is consistent with the exposure accepted by Braskem.

“Probability”: It is the qualitative and/or quantitative assessment of the possibility of the event occurring in a certain future time horizon, considering the experience and perception of the Risk Evaluator, however, whenever possible and applicable, it will also consider historical data of events.

“Action Program” or “PA”: Agreement between Leader and Member that defines the Member’s responsibilities and the Leader’s commitment to monitoring and evaluating the Member according to their performance.

“Risks”: possibility of an event occurring and affecting the Company, causing deviation from expectations (positively or negatively) and uncertainty in the achievement of Braskem’s objectives.

“Residual Risk”: remaining Risk Exposure after considering during the assessment all control measures and/or barriers implemented in the Company.

“Subsidiaries”: Companies in which Braskem, either directly or through other subsidiaries, holds rights that assure it, on a permanent basis, prevalence in enterprise resolutions and the power to elect the majority of managers or directors.

“Subsidiaries with the Participation of External Partners”: Companies in which Braskem, either directly or through other Subsidiaries, holds rights that assure it, on a permanent basis, prevalence in enterprise resolutions and the power to elect the majority of managers or directors, with a portion of the stockholders’ capital held by third parties.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.